# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReShape Lifesciences Inc., CIK 0001427570
CUSIP: 76090R309
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 18 Technology Drive, Suite 110, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0001753926-25-000051
Filed by CIK 0001532798
Persons authorized to receive notices and communications: Thierry Valat De Cordova, 256 W. 38th Street, 15th Floor, New York, New York (NY), 10018, 212-785 4680

## Reporting persons
- Dominion Capital LLC (CIK 0001532798): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 0; shared voting power 25,283; sole dispositive power 0; shared dispositive power 25,283; aggregate amount beneficially owned 25,283 (0.76% of the class)
  Comment: Such percentage assumes 3,305,087 outstanding shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') based on the number of outstanding shares of Common Stock disclosed in the issuer's Proxy Statement on Schedule 14A, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on March 14, 2025 (the ''Proxy Statement'').
- Dominion Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 25,283; sole dispositive power 0; shared dispositive power 25,283; aggregate amount beneficially owned 25,283 (0.76% of the class)
  Comment: Such shares and percentage (i) assume 3,305,087 outstanding shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') based on the number of outstanding shares of Common Stock disclosed in the issuer's Proxy Statement on Schedule 14A, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on March 14, 2025 (the ''Proxy Statement'').
- Dominion Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 25,283; sole dispositive power 0; shared dispositive power 25,283; aggregate amount beneficially owned 25,283 (0.76% of the class)
  Comment: Such shares and percentage (i) assume 3,305,087 outstanding shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') based on the number of outstanding shares of Common Stock disclosed in the issuer's Proxy Statement on Schedule 14A, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on March 14, 2025 (the ''Proxy Statement'').
- Ascent Partners Fund LLC (CIK 0002059960): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 25,283; sole dispositive power 0; shared dispositive power 25,283; aggregate amount beneficially owned 25,283 (0.76% of the class)
  Comment: Such shares and percentage (i) assume 3,305,087 outstanding shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') based on the number of outstanding shares of Common Stock disclosed in the issuer's Proxy Statement on Schedule 14A, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on March 14, 2025 (the ''Proxy Statement'').
- Ascent Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 25,283; sole dispositive power 0; shared dispositive power 25,283; aggregate amount beneficially owned 25,283 (0.76% of the class)
  Comment: Such shares and percentage (i) assume 3,305,087 outstanding shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') based on the number of outstanding shares of Common Stock disclosed in the issuer's Proxy Statement on Schedule 14A, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on March 14, 2025 (the ''Proxy Statement'').
- Masada Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 25,283; sole dispositive power 0; shared dispositive power 25,283; aggregate amount beneficially owned 25,283 (0.76% of the class)
  Comment: Such shares and percentage (i) assume 3,305,087 outstanding shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') based on the number of outstanding shares of Common Stock disclosed in the issuer's Proxy Statement on Schedule 14A, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on March 14, 2025 (the ''Proxy Statement'').
- Mikhail Gurevich: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,283; sole dispositive power 0; shared dispositive power 25,283; aggregate amount beneficially owned 25,283 (0.76% of the class)
  Comment: Such shares and percentage (i) assume 3,305,087 outstanding shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') based on the number of outstanding shares of Common Stock disclosed in the issuer's Proxy Statement on Schedule 14A, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on March 14, 2025 (the ''Proxy Statement'').
- Gennadiy Gurevich: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,283; sole dispositive power 0; shared dispositive power 25,283; aggregate amount beneficially owned 25,283 (0.76% of the class)
  Comment: Such shares and percentage (i) assume 3,305,087 outstanding shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') based on the number of outstanding shares of Common Stock disclosed in the issuer's Proxy Statement on Schedule 14A, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on March 14, 2025 (the ''Proxy Statement'').
- Alon Brenner: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,283; sole dispositive power 0; shared dispositive power 25,283; aggregate amount beneficially owned 25,283 (0.76% of the class)
  Comment: Such shares and percentage (i) assume 3,305,087 outstanding shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') based on the number of outstanding shares of Common Stock disclosed in the issuer's Proxy Statement on Schedule 14A, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on March 14, 2025 (the ''Proxy Statement'').

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ReShape Lifesciences Inc.
Address of issuer's principal executive offices: 18 Technology Drive, Suite 110, Irvine, California (CA), 92618

## Item 2. Identity and Background
Name of person filing: This Schedule 13D Amendment is being filed by (i) Dominion Capital LLC, a Connecticut limited liability company ("Dominion"), (ii) Dominion Capital GP LLC, a Delaware limited liability company ("Dominion GP"), (iii) Dominion Capital Holdings LLC, a Delaware limited liability company ("Dominion Holdings"), (iv) Ascent Partners Fund LLC, a Delaware limited liability company ("Ascent"), (v) Ascent Partners LLC, a Delaware limited liability company ("AP"), (vi) Masada Group Holdings LLC, a Florida limited liability company ("Masada"), (vii) Mikhail Gurevich, (viii) Gennadiy Gurevich, and (ix) Alon Brenner (collectively, the "Reporting Persons").
Residence or business address: The principal business address of each of the Reporting Persons is 256 W. 38th Street, 15th Floor, New York, NY 10018.
Present principal occupation or employment: The principal business of Ascent Partners Fund LLC is to make and hold investments. Ascent is a subsidiary of Dominion managed by AP, another subsidiary of Dominion. Ascent has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its parent, Dominion. Dominion has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it and Ascent, which power may be exercised by Ascent's manager AP and Dominion's manager, Dominion GP. Dominion Holdings is the manager of Dominion GP. Each of the managing members of Dominion Holdings, Mikhail Gurevich and Gennadiy Gurevich, has shared power to vote and/or dispose of the shares of Common Stock beneficially owned by Ascent, Dominion, Dominion GP and Dominion Holdings. As managing member of Ascent, Alon Brenner has the power to dispose of the shares of Common Stock beneficially owned by Ascent. Neither Mikhail Gurevich, Gennadiy Gurevich nor Alon Brenner directly owns such shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each of Mikhail Gurevich, Gennadiy Gurevich and Alon Brenner may be deemed to beneficially own the shares of Common Stock which are beneficially owned by each of Ascent, AP, Masada, Dominion, Dominion GP and Dominion Holdings. Holdings may be deemed to beneficially own the shares of Common Stock which are beneficially owned by each of Ascent, AP, Dominion and Dominion GP, and Dominion GP may be deemed to beneficially own the shares of Common Stock which are beneficially owned by Ascent, AP and Dominion, and Dominion may be deemed to beneficially own the shares of Common Stock which are beneficially owned by Ascent and AP. Masada may be deemed to beneficially own the shares of Common Stock which are beneficially owned by Ascent and AP. AP may be deemed to beneficially own the shares of Common Stock which are beneficially owned by Ascent.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any managing member or other member of any of the Reporting Persons (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any managing member or other member of any of the Reporting Persons (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Mikhail Gurevich, Gennadiy Gurevich and Alon Brenner is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The amount of funds used by the Reporting Persons in acquiring the Common Stock beneficially owned by them are described in further detail in Item 4 of this Schedule 13D, which disclosure is hereby incorporated by reference in its entirety into this Item 3. The source of these funds was the working capital of Dominion.

## Item 4. Purpose of Transaction
Purpose of transaction:
Dominion, through Ascent, acquired the Common Stock, as further described below, for investment purposes.

On October 16, 2024, Ascent and the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") pursuant to which the Issuer issued to Ascent (i) a senior secured convertible promissory note in the aggregate original principal amount of $833,333.34 (the "Note"), and (ii) 7,983 shares of Common Stock as commitment shares (the "Note Commitment Shares"). In connection with the Securities Purchase Agreement, the subsidiaries of the Issuer (the "Subsidiaries") agreed to guarantee the obligations of the Issuer under the Note (the "Guaranty"). The Note is fully secured by collateral of the Issuer and the Subsidiaries, which security is memorialized in a security agreement (the "Security Agreement") entered into by the Issuer and Ascent, as collateral agent. The Issuer and Ascent also entered into a registration rights agreement (the "Registration Rights Agreement") pursuant to which the Issuer agreed to register the shares of Common Stock issuable upon conversion of the Note (the "Conversion Shares"). In addition, the Issuer entered into a leak-out agreement with Ascent (the "Leak-Out Agreement") pursuant to which Ascent agreed not to dispose of or otherwise transfer, in the aggregate, more than 10% of the composite daily trading volume of the Common Stock. The directors and officers agreed, also in connection with the Securities Purchase Agreement, to enter into lock-up Agreements (the "Lock-Up Agreements") pursuant to which each agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock of the Issuer while Ascent held either the Note or any Conversion Shares. The Note has been fully repaid but Ascent still owns the Note Commitment Shares.

On December 19, 2024, Ascent and the Issuer entered into an equity purchase agreement (the "Equity Purchase Agreement") pursuant to which the Issuer may sell to Ascent, from time to time, up to $5,000,000 worth of Common Stock. As a commitment fee, the Issuer issued to Ascent (i) 17,300 shares of Common Stock (the "ELOC Commitment Shares), and (ii) a pre-funded warrant to purchase up to 21,015 shares of Common Stock (the "Pre-Funded Warrant").
Pursuant to the Equity Purchase Agreement, Ascent agreed, with respect to up to 25,283 shares (or such greater number not to exceed 4.99% of the outstanding voting power or number of shares of Common Stock), to (a) vote in favor of the transactions contemplated by that certain merger agreement, dated as of July 8, 2024, by and among the Issuer, Vyome Therapeutics, Inc. and Raider Lifesciences Inc. (the "Merger Agreement"), (b) vote against any proposals that would materially impede the transactions contemplated by the Merger Agreement or any other transaction proposal, and (c) not sell or transfer any such shares of Common Stock prior to the record date of such stockholder meeting. The Pre-Funded Warrant has been fully exercised and the shares received as a result have since been sold.

Pursuant to the Equity Purchase Agreement, the Issuer is prohibited from effecting a sale and an issuance of any Common Stock to Ascent if those shares, when aggregated with all other shares of Common Stock then beneficially owned by the Ascent, would result in the Ascent beneficially owning more than 9.99% of the then total outstanding shares of Common Stock. Similar to the Note, the Issuer is prohibited from issuing shares of Common Stock pursuant to an exercise of the Pre-Funded Warrant if those shares, when aggregated with all other shares of Common Stock then beneficially owned by the Ascent, would result in the Ascent beneficially owning more than 4.99% of the then total outstanding shares of Common Stock, however, Ascent has the ability to, upon 61 days notice, increase this beneficial ownership limitation to 9.99%.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The number and percentage of the Ordinary Shares beneficially owned by each Reporting Person assumes that there were 3,305,087 Ordinary Shares issued and outstanding as of the date of this Schedule 13D, consisting of (i) 7,983 Note Commitment Shares, and (ii) 17,300 ELOC Commitment Shares. The reporting persons own less than 5% of the securities and accordingly this constitutes an exit filing for the reporting persons.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D, Ascent directly held (i) 25,283 shares of Common Stock, representing 0.76% percentage. Ascent and AP are subsidiaries of Dominion. AP is the manager of Ascent. Dominion Holdings is the manager of Dominion GP. Masada is a managing member of AP, and Alon Brenner is the managing member of Masada. As such, these persons may be deemed to beneficially own, and have shared voting and dispositive power with Ascent over these shares of Common Stock. The reporting persons own less than 5% of the securities and accordingly this constitutes an exit filing for the reporting persons.
Transactions in the class effected during the past sixty days: Ascent and AP are subsidiaries of Dominion. AP is the manager of Ascent. Masada and Dominion are managing members of AP. Alon Brenner is the managing member of Masada. Dominion Holdings is the manager of Dominion GP. Mikhail Gurevich and Gennadiy Gurevich are the managing members of Dominion Holdings.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, and except as set forth in this Schedule 13D Amendment, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 2-18-2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As discussed in Item 4 of this Schedule 13D Amendment, Ascent and the Issuer are parties to (a) the Securities Purchase Agreement, (b) the Equity Purchase Agreement, (c) the Registration Rights Agreement, (d) the Security Agreement, (e) the Leak-Out Agreement, and (f) the Note.

The description of the Securities Purchase Agreement, Equity Purchase Agreement, Note, Registration Rights Agreement, Security Agreement, Guaranty, Lock-Up Agreement, Leak-Out Agreement and Pre-Funded Warrant are qualified in their entirety by reference to the forms and full text of such agreements, as applicable, which are filed as set forth in Item 7 of this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Form of Securities Purchase Agreement, dated as of October 16, 2024, by and between the Issuer and Ascent (incorporated by reference to Exhibit 10.1 the Issuer's Current Report on Form 8-K, filed with the SEC on October 17, 2024).

Exhibit 99.2 - Form of Note (incorporated by reference to Exhibit 10.2 the Issuer's Current Report on Form 8-K, filed with the SEC on October 17, 2024).

Exhibit 99.3 - Form of Registration Rights Agreement, dated October 16, 2024, by and between the Issuer and Ascent (incorporated by reference to Exhibit 10.3 the Issuer's Current Report on Form 8-K, filed with the SEC on October 17, 2024).

Exhibit 99.4 - Form of Security Agreement, dated October 16, 2024, by and between the Issuer and Ascent (incorporated by reference to Exhibit 10.4 the Issuer's Current Report on Form 8-K, filed with the SEC on October 17, 2024).

Exhibit 99.5 - Form Guaranty, dated October 16, 2024 (incorporated by reference to Exhibit 10.5 the Issuer's Current Report on Form 8-K, filed with the SEC on October 17, 2024).

Exhibit 99.6 - Form of Lock-Up Agreement, dated October 16, 2024 (incorporated by reference to Exhibit 10.6 the Issuer's Current Report on Form 8-K, filed with the SEC on October 17, 2024).

Exhibit 99.7 - Form of Leak-Out Agreement, dated October 16, 2024 (incorporated by reference to Exhibit 10.7 the Issuer's Current Report on Form 8-K, filed with the SEC on October 17, 2024).

Exhibit 99.8 - Form of Equity Purchase Agreement, dated as of December 19, 2024, by and between the Issuer and Ascent (incorporated by reference to Exhibit 10.1 the Issuer's Current Report on Form 8-K, filed with the SEC on December 27, 2024).

Exhibit 99.9 - Pre-Funded Warrant to Purchase Shares of Common Stock of Reshape Lifesciences Inc.

Exhibit 99.10 - Joint Filing Agreement, dated as of January 7, 2025, by and among the Reporting Person

## Signatures
- Dominion Capital LLC: /s/ Dominion Capital LLC, Mikhail Gurevich, Managing Member of Dominion Capital Holdings LLC, Manager of Dominion Capital GP LLC, Manager of Dominion Capital LLC (04/04/2025)
- Dominion Capital GP LLC: /s/ Dominion Capital GP LLC, Mikhail Gurevich, Managing Member of Dominion Capital Holdings LLC, Manager of Dominion Capital GP LLC (04/04/2025)
- Dominion Capital Holdings LLC: /s/ Dominion Capital Holdings LLC, Mikhail Gurevich, Managing Member (04/04/2025)
- Ascent Partners Fund LLC: /s/ Ascent Partners Fund LLC, Mikhail Gurevich (04/04/2025)
- Ascent Partners LLC: /s/ Ascent Partners LLC, Mikhail Gurevich (04/04/2025)
- Masada Group Holdings LLC: /s/ Masada Group Holdings LLC, Alon Brenner, Managing Member (04/04/2025)
- Mikhail Gurevich: /s/ Mikhail Gurevich, Mikhail Gurevich (04/04/2025)
- Gennadiy Gurevich: /s/ Gennadiy Gurevich, Gennadiy Gurevich (04/04/2025)
- Alon Brenner: /s/ Alon Brenner, Alon Brenner (04/04/2025)